Exhibit 99.1

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

CALL FOR VIRTUAL ANNUAL SHAREHOLDERS’ MEETING –

EMERGENCY DECREE (DECRETO DE URGENCIA) No. 018-2021

In compliance with the provisions of Emergency Decree (Decreto de Urgencia) No. 018-2021, Superintendent Resolutions Numbers 019-2021-SMV/02 and 050-2020-SMV/02, the Peruvian Companies Law (Ley General de Sociedades Peruanas), and Articles Fourteen and Fifteen of Compañía De Minas Buenaventura S.A.A.’s (the “Company”) Bylaws, the Company is convening its Virtual Annual Shareholders’ Meeting (the “Meeting”) to be held on March 30, 2021, at 12:00 noon.

The Meeting shall be held through the Videosession virtual platform; this platform will also be used to determine the existence of the necessary quorum and for the vote, as further detailed in the Spanish language document entitled “Informative document” setting forth the procedures for holding the virtual shareholders’ meeting, available at https://www.buenaventura.com/assets/uploads/PDF-junta/Documento%20Informativo%20-%20JGA%20BVN%202021.pdf.

This call notice, the informative document on the procedure for holding the virtual shareholders’ meeting, as well as the information and documentation related to the matters to be dealt with pursuant to the Regulations on Relevant Facts and Reserved Information, have been filed as relevant facts (hechos de importancia) and in the “Virtual Shareholders’ Meetings and Bondholders’ Meetings” section of the Peruvian Securities and Exchange Commission’s website (www.smv.gob.pe), and at our website www.buenaventura.com. The other information and documentation related to the matters to be discussed at the meeting will be made available to the shareholders, as indicated in the Informative document on the procedure for holding the virtual shareholders’ meeting.

The Informative document on the procedure for holding the virtual shareholders’ meeting is an integral part of this call notice, and contains, among other information, information on the procedures for our shareholders of record to access the virtual meeting, to participate therein and to exercise their voting rights.

Agenda for the Meeting

1.	Approval of the 2020 Annual Report.
2.	Approval of the Financial Statements for the year ended on December 31, 2020.
3.	Compensation for the Board of Directors.
4.	Amendment to the Policy on Compensation for the Board of Directors.
5.	Appointment of Independent Auditors for Year 2021.

In case the required quorum for the Meeting is not met, such meeting will be adjourned, with a second and third call scheduled for April 2 and 5, 2021, respectively, at 12:00 noon, also through the Videosession virtual platform.

The Company’s common shareholders of record as of March 24, 2021 will be entitled to participate in the Meeting.

Shareholders may be represented by another person by granting a special power of attorney in writing for purposes of attendance to the Meeting, except in the case of powers granted by public deed. The powers of attorney must be submitted to the Company no later than twenty-four (24) hours prior to the holding of the Meeting, following the procedure detailed in the “Informative document on the procedure for holding the virtual shareholders’ meeting.”

Lima, February 25, 2021

THE BOARD OF DIRECTORS